

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Russell H. McMeekin
Chief Executive Officer
mCloud Technologies Corp.
550-510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

**Re: mCloud Technologies Corp.**
**Amendment No. 6 to Registration Statement on Form F-1**
**Filed August 22, 2022**
**File No. 333-264859**

Dear Mr. McMeekin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1

Notes to the Condensed Consolidated Interim Financial Statements
Note 4 - Revenue, page F-70

1. Please clarify in detail why you are reversing revenue during the period ended June 30, 2022 for services that had been performed in prior periods. In this regard, provide your accounting analysis supporting why the termination of that arrangement is being recorded as a contract modification. Refer to IFRS 15.18 through 21. Additionally, explain why the one-time payment from Agnity received on July 29, 2022 will be recorded as a non-revenue item as disclosed on page 65 and explain whether that payment is consideration for surrendering control of Agnity. That is, please describe how you will be report the loss of control over Agnity. Refer to IFRS 10.25 and 26. Tell us whether the loss of control in

Agnity will be reported as discontinued operations under IFRS 5. Please consider whether pro forma financial information is necessary to report the loss of control of Agnity. See Article 11 of Regulation S-X.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Avital Perlman